UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (Cusip Number)

                           Lauder Gaspar Ventures LLC
                                767 Fifth Avenue
                            New York, New York 10153
                              Attn.: Andrew Gaspar
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D


CUSIP No. G7702U 10 2                                            Page 2 of 10

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lauder Gaspar Ventures LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO (See Item 3.)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of New York
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                              7    SOLE VOTING POWER
        NUMBER OF
                                   909,090 shares of Class B Common Shares, par
         SHARES                    value $.00457 per share (the "Class B Common
                                   Stock"), each share convertible into one
      BENEFICIALLY                 share of Class A Common Shares, par value
                                   $.00457 per share, for no consideration.
        OWNED BY         -------------------------------------------------------
                              8    SHARED VOTING POWER
          EACH
                                   0
        REPORTING        -------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
         PERSON
                                   909,090 shares of Class B Common Stock
          WITH           -------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     909,090 shares of Class B Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

     This statement relates to Class A Common Shares, par value $.00457 per share (the "Class A Common Stock"), of RSL Communications, Ltd. (the "Issuer"), a Bermuda company. Each share of the Issuer's Class B Common Shares, par value $.00457 per share (the "Class B Common Stock") is convertible into one share of the Class A Common Stock, for no consideration. The principal executive offices of the Issuer are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. The Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.

     Lauder  Gaspar  Ventures  LLC (the  "Reporting  Person"),  currently  has a
Schedule 13G on file with the Securities and Exchange Commission because it acquired beneficial ownership of shares of the Issuer's Class B Common Stock2 prior to the time the Issuer became a reporting Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person is now filing a Schedule 13D to give effect to a pro-rata distribution by it, as of March 20, 1998, to its members of shares of the Issuer's Class B Common Stock, formerly held of record by the Reporting Person (the "Distribution").


Item 2.   Identity and Background.
-------   ------------------------

     (a) This statement is being filed by Lauder Gaspar Ventures LLC, a New York limited liability company ("LGV"). The persons listed on Schedule A annexed hereto are the members of LGV. LGV and the persons listed in Schedule A do not constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

     (b) The principal business address of LGV is 767 Fifth Avenue, New York, New York 10153. Schedule A sets forth the business address and present principal occupation or employment of each of the members of LGV.

     (c) LGV is a venture capital company.

     (d) During the past five years, neither LGV nor any of the persons listed on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (e) During the past five years, neither LGV nor any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

--------
2 Certain of the Issuer's shares acquired at such time by the Reporting Person were preferred shares, which preferred shares were automatically converted into an equal number of shares of the Issuer's Class B Common Stock upon the closing of the Issuer's initial public offering, which closed October 6, 1997.

activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) LGV is a limited liability company formed under the laws of the State of New York. Schedule A sets forth the citizenship of each member of LGV.


Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

     On March 20, 1998, LGV distributed 1,149,669 shares of Class B Common Stock to its members, on a pro-rata basis (the "Distribution"). 909,090 shares of Class B Common Stock remain in LGV. The Distribution by LGV to its members involved no cash or other consideration.


Item 4.   Purpose of Transaction.
-------   -----------------------

     The shares of Class B Common Stock were distributed on a pro-rata basis to LGV's members and are held by the members for investment purposes. Neither LGV nor any of the persons listed on Schedule A has any present plans or intentions which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

     (a) As of the date hereof, LGV owns beneficially 909,090 shares of Class B Common Stock, as a result of the Distribution, or approximately 7.6% of the outstanding Class A Common Stock, assuming that only LGV converted its shares of Class B Common Stock into shares of Class A Common Stock, based on 11,040,347 shares of Class A Common Stock outstanding as reported by the Issuer.

     (b) LGV has the sole power to vote or dispose of 909,090 shares of Class B Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships
-------   with Respect to Securities of the Issuer.
          --------------------------------------------------------

     The managing member of LGV has executed an irrevocable proxy on behalf of LGV, appointing Ronald S. Lauder, a member of LGV, as LGV's proxy with respect to Ronald S. Lauder's allocable interest in LGV.

     The Reporting Person executed a lock-up agreement, dated October 6, 1997, which lock-up agreement provided that the Reporting Person is generally prohibited from selling, transferring, assigning, distributing, offering or agreeing to sell, granting any option, granting or warranting for the sale of, or otherwise disposing directly or indirectly, any of the shares of the Issuer's Class B Common Stock owned by it for a period of 180 days from October 6, 1997.


Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

1.   Irrevocable Proxy described in Item 6.

2.   Form of lock-up agreement described in Item 6.



                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated:  March 30, 1998


                                    Lauder Gaspar Ventures LLC



                                    By  /s/ Andrew Gaspar
                                        -----------------
                                     Name:  Andrew Gaspar
                                     Title: Managing Member

                                   SCHEDULE A
                                   ----------


Name and                          Position with     Present Principal
Business Address    Citizenship   LGV               Occupation
----------------    -----------   -------------     -----------------


Andrew Gaspar         U.S.A.      Managing Member   Managing Member LGV;
767 Fifth Avenue                                    President of the general
New York, NY 10153                                  partner of R.S. Lauder,
                                                    Gaspar & Co., L.P.; and
                                                    Vice-Chairman of the Board
                                                    of Directors of the Issuer

Ronald S. Lauder      U.S.A.      Member            Chairman of the Boards of
767 Fifth Avenue                                    Directors of the Issuer,
New York, NY 10153                                  Estee Lauder International,
                                                    Inc. and Clinique
                                                    Laboratories, Inc.; non-
                                                    executive Chairman of
                                                    Central European Media
                                                    Enterprises, Ltd.

Leonard A. Lauder     U.S.A.      Member            Chief Executive Officer of
767 Fifth Avenue                                    The Estee Lauder Companies,
New York, NY 10153                                  Inc.

Bukfenc, LLC          New York    Member            (1)
122 Salem Road
East Hills, NY 11577

Fleur Harlan          U.S.A.      Member            Member
767 Fifth Avenue
New York, NY 10153






(1) A New York limited liability company whose sole members are Andrew Gaspar and members of his family. Andrew Gaspar has served as a director and Vice Chairman of the Board of Directors of the Issuer since its inception in 1994. Mr. Gaspar has been the managing member of LGV since its inception in September 1996 and has been President of the corporate general partner of R.S. Lauder, Gaspar & Co., L.P. ("RSLAG") since 1991. Both RSLAG and LGV are venture capital companies.

                                                                       Exhibit 1
                                IRREVOCABLE PROXY


                  WHEREAS, Lauder Gaspar Ventures LLC, a New York limited liability company ("LGV" ), is the record holder of 940,073 shares (the "LGV Shares") of Class B Common Stock, par value $.01 per share, of RSL Communications, Ltd.. a Bermuda corporation (the "Company");

                  WHEREAS, by virtue of his member interest in LGV, Ronald S. Lauder ("Lauder") is the beneficial owner of certain of the LGV Shares (the "Allocable Shares");

                  WHEREAS, it is not practical to determine at this time the precise number of the Allocable Shares; and

                  WHEREAS, LGV for good and sufficient consideration wishes to grant to Lauder an irrevocable proxy with respect to the Allocable Shares;

                  NOW, THEREFORE, in consideration of the premises, LGV hereby appoints Ronald S. Lauder as LGV's proxy with respect to the Allocable Shares and hereby authorizes him to vote such shares at any and all meetings of the Members of the Company. This proxy is coupled with an interest and is irrevocable. LGV hereby agrees that, unless the Allocable Shares shall have already been distributed to Lauder, it will deliver to Lauder within 90 days of the date hereof an irrevocable Proxy of the same tenor as this Proxy so authorizing Lauder to vote the Allocable Shares, describing the Allocable Shares with particularity and specifying their number.

Dated this 2nd day of September,  1997


                                            LAUDER GASPAR VENTURES LLC
                                            By: Bukfenc LLC General Partner



                                            By: /s/ Andrew Gaspar
                                                -----------------
                                            Name:   Andrew Gaspar

                               Lock-Up Agreement                     Exhibit 2


                                                                 October 6, 1997




Goldman, Sachs & Co.,
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated,
Morgan Stanley & Co. Incorporated,
SBC Warburg Dillon Read Inc.,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (U.S. Version)
         c/o Goldman, Sachs & Co.,
            85 Broad Street,
                    New York, New York 10004.

Goldman Sachs International,
Merrill Lynch International,
Morgan Stanley & Co. International Limited,
Swiss Bank Corporation, acting through
         its Division, SBC Warburg Dillon Read,
as Representatives of the
several Underwriters named
in the Underwriting Agreement (International Version)
         c/o Goldman Sachs International,
            Peterborough Court,
                   133 Fleet Street,
                            London EC4A 2BB England.

            Re: Proposed Initial Public Offering of Class A Common Shares of RSL Communications, Ltd.


Ladies and Gentlemen:

     This agreement (this "Agreement") relates to the proposed initial public offering of the Class A Common Shares, par value $0.00457 per share (the "Common Stock"), of RSL Communications, Ltd., a corporation incorporated under the laws of Bermuda (the "Company"), for which a Registration Statement on Form S-1 has been filed with the Securities and Exchange Commission.

     In connection with such offering, the Company will enter into an Underwriting Agreement (U.S. Version) (the "U.S. Underwriting Agreement"), with the several Underwriters to be listed on Schedule I thereto (the "U.S. Underwriters") for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and SBC Warburg Dillon Read Inc. are acting as representatives, and an Underwriting Agreement (International Version) (the

"International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), with the several Underwriters to be listed on Schedule I to the International Underwriting Agreement (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") for whom Goldman Sachs International, Merrill Lynch International, Morgan Stanley & Co. International Limited and Swiss Bank Corporation, acting through its Division, SBC Warburg Dillon Read are acting as representatives. To facilitate the marketing of the Common Stock to be sold in the public offering and in consideration of the Underwriters entering into the Underwriting Agreements, the undersigned hereby irrevocably confirms, covenants and agrees for the benefit of the Company and the Underwriters as follows:

         (i) The undersigned will not (and will not permit any other person who holds of record any of the undersigned's shares of Common Stock to), directly or indirectly, offer, sell, contract to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or any securities of the Company (other than pursuant to stock option plans contemplated by or existing on the date of, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of, the Prospectus; provided, however, that any security received upon the exercise, exchange or conversion of any other security will become subject to the restrictions on disposition contained in this paragraph) substantially similar to the Common Stock, including but not limited to any securities convertible into, exchangeable for, exercisable for, or representing the right to receive, Common Stock or securities that are substantially similar to Common Stock, during the period beginning from the date of this agreement and continuing to and including the date 180 days after the date of the Prospectus, without the prior written consent of Goldman, Sachs & Co.

          (ii) The undersigned acknowledges (a) the sufficiency of the consideration for this Agreement and (b) that the decision, if any, of the Underwriters to enter into the Underwriting Agreements will be made in part in reliance upon the undersigned entering into, and abiding by the terms of, this Agreement.

          (iii) The undersigned acknowledges and agrees that the covenants and agreements set forth herein are in addition to and not in lieu of the provisions of any agreements or instruments defining the rights of the undersigned.

          (iv) All consents, approvals, authorizations and orders necessary for the execution and delivery by the undersigned of this Agreement have been obtained; the undersigned has full right, power and authority to enter into this Agreement; and this Agreement has been duly executed and delivered by the undersigned and constitutes a valid and legally binding obligation of the undersigned enforceable in accordance with its terms; and

          (v) The compliance by the undersigned with all of the provisions of this Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the undersigned is a party or by which the undersigned is bound or to which any of the property or assets of the undersigned is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of the undersigned, if the undersigned is a corporation, the partnership agreement of the undersigned, if the undersigned is a partnership, or any other organizational documents of the undersigned, or any statute, rule or regulation or, to the knowledge of the undersigned, any order or decree of any court or governmental agency or body having jurisdiction over the undersigned or the property of the undersigned.

     This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.


                                        Very truly yours,



                                        ------------------------------------


                                        Name:-------------------------------


                                        Title:------------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 --  Irrevocable  Proxy,  dated  September 2, 1997, from Lauder Gaspar
              Ventures LLC in favor of Ronald S. Lauder with respect to certain shares of Class B Common Stock of RSL Communications, Ltd.

Exhibit 2 --  Form of lock-up agreement.


                                        10